QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia, Cyprus

VIA EDGAR

Ms Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	QIWI plc
Registration Statement on Form F-1 filed on March 27, 2013.
File No. 333-187579

Dear Mr. Ransom:

Qiwi plc (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, acceleration of effectiveness of the Registration Statement on Form F-1, dated March 27, 2013 (File No. 333-187579), as amended (the “Registration Statement”) so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time on May 2, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pranav Trivedi on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

QIWI plc

By:	/s/ Sergey Solonin

	Name:	Sergey Solonin
	Title:	Director and Chief Executive Officer

cc:	Michael Zeidel, Skadden, Arps, Slate, Meagher & Flom, LLP

Pranav Trivedi, Skadden, Arps, Slate, Meagher & Flom, LLP